UNION DENTAL HOLDINGS, INC.
                                  [Letterhead]

                                                     October 7,  2008

Securities and Exchange Commission
Washington, D.C.  20549

RE:      Union Dental Holdings Inc.
         Form 10-KSB for the Fiscal Year Ended
         December 31, 2007
         Filed March 31, 2008
         File No.  000-32563


Dear Sir/Madam:

     The following responses are filed in connection with the Commission's comment letter dated September 25, 2008.

1. With respect to comment no. 1 regarding the auditor's consent:

     Please be advised that we have amended the annual report to include the auditor's consent referencing the audit report dated March 14, 2008.

2. With respect to comment no.2 regarding the effectiveness of the disclosure controls and procedures for the fiscal year ended December 31, 2008 we note:

     Management has re-evaluated its conclusions regarding the effectiveness of the Company's disclosure controls and procedures. Due to the fact that the Company failed to use the appropriate disclosure language required by Items 307 and 308T of Regulation S-K (17 CFR 229.307 and 229.308T) with respect to the annual report for fiscal year ended December 31, 2007, management has concluded that our disclosure controls and procedures were ineffective.

     In light of the above, management has also re-evaluated its conclusions regarding the effectiveness of the Company's internal controls over financial reporting with respect to the annual report for fiscal year ended December 31, 2007. Management has determined that the conclusion on ineffective disclosure controls affects the conclusion on internal controls over financial reporting because as part of the external reporting process, the Company failed to use the appropriate disclosure checklists and procedures to ensure that the correct disclosures were included in the annual report. As a result, management has concluded that our internal controls over financial reporting were also ineffective.

     Appropriate steps to address its disclosure controls requirements have been taken as outlined in the second amendment to the Company's Form 10-KSB for the year ended December 31, 2007.

     Please be advised that we have amended the annual report to provide a statement to comply with Item 308(T)(a)(4).

3. With respect to comment no. 3, the proper disclosure required by item 308(t):
Reference is made to our response set forth above in our response to comment 2. Appropriate disclosure has been made in our amended report.

     Union Dental Holdings, Inc. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above,
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have further questions, please do not hesitate to contact the undersigned.




                                                Very truly yours,

                                                /s/ George Green
                                                George Green, CEO